

336 West 37th Street, Suite 410
New York, NY 10018

By Fax to 202 772-9202

August 2, 2007

Beverly A. Singleton
Staff Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Dear Ms. Singleton:

This is to confirm our conversation this morning in which you agreed to our requests including the postponement of the deadline for submission of our replies until Monday, August 20, 2007, to allow us appropriate time to complete our filing requirement for our Quarterly Report on Form 10-Q on August 14th.

Again, thank you for your consideration in this matter.

Sincerely,

Jan E. Chason
Executive Vice President and
Chief Financial Officer